UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No  ☒

Item 1: Form 6-K dated August 9, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	August 9, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	August 9, 2017

Consolidated Net Revenue Q1 FY18 ₹ 58,651 crores, Consolidated PAT ₹ 3,200 crores

Consolidated Financial Results for the Quarter ended June 30, 2017 – As per Ind-AS

For the quarter ended June 30, 2017, Tata Motors reported consolidated revenues (net of excise) of ₹ 58,651 crores as against ₹ 65,115 crores for the corresponding quarter last year. Consolidated revenues for the quarter are lower by ₹ 7,761 crores due to translation impact from GBP to INR. Consolidated Profit before tax for the quarter was ₹ 3,737 crores, against ₹ 2,551 crores for the corresponding quarter last year. Consolidated Profit before tax for the quarter includes one- time gain of ₹ 3,609 crores (£437million) relating to the changes made to the Jaguar Land Rover pension plans.

The Operating performance broadly reflects:-

•	In Jaguar Land Rover business-

•	Lower wholesale volumes excluding the China JV, and continuation of higher competitive incentive levels and launch and growth costs seen in FY17.

•	In Standalone business-

•	Significant de-growth in the M&HCV segment, flat LCV segment and moderate growth in Passenger vehicle segment.

Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the quarter was ₹ 3,200 crores, against the Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) of ₹ 2,260 crores for the corresponding quarter last year. Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the quarter are lower by ₹ 793 crores due to translation impact from GBP to INR.

Tata Motors Standalone Financial Results (including Joint Operations) for the Quarter ended June 30, 2017 - As per Ind-AS.

The sales (including exports) of commercial and passenger vehicles for the quarter ended June 30, 2017, stood at 111,860 units, a de-growth of 11.8%, as compared to the corresponding quarter last year, with M&HCV de-growth of 34.8% Y-o-Y , LCV growth of 0.2% Y-o-Y and passenger vehicles segment growth of 4.7% Y-o-Y. The revenues (net of excise) of the Standalone business (including Joint Operations) for the quarter ended June 30, 2017 stood at ₹ 9,207 crores, as compared to ₹ 10,393 crores for the corresponding quarter last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the quarter stood at ₹ 3 crores. Loss before and after tax for the quarter ended June 30, 2017 was ₹ 467 crores, against profit before and after tax of ₹ 38 crores and ₹ 26 crores, respectively, for the corresponding quarter last year.

In Commercial Vehicles business, across all the segments, the Company has gained month-on-month improvement in sales and market share. The Company is confident of further building on this trend with increased focus on stakeholders’ engagement and on the ground marketing activities.

In Passenger vehicles business, the Company’s new cars- Tiago, Hexa, Tigor- continue to show strong sales. The Company plans to launch, in the month of September, its new car Nexon, which is receiving positive reviews in the media.

Mr Guenter Butschek, MD & CEO Tata Motors, said, “While the first quarter performance has not met our expectations, we are working with renewed focus and energy to improve performance of our Commercial and Passenger Vehicle businesses. Our focus on topline, market share growth, major cost reduction initiatives and efficiency improvements have been significantly enhanced and accelerated in the last few months. Leveraging the expected market recovery, we are confident that these initiatives will help us to present significant improvement of our financials in the coming quarters.”

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Retail sales for the quarter reached 137,463 vehicles, up 3.5% on the previous year led by the 2017 World Car of the Year, World Car Design of the Year and Women’s Car of the Year award- winning Jaguar F-PACE (up 86% year on year), following a sequence of successful market launches. Continuing strong demand was seen for well-established models such as the flagship Range Rover (up 14%) and Jaguar XF (up 22%), reflecting the successful launch of the long wheelbase model in China.

Sales were up year-on-year in China (30%) and North America (16%), while remaining stable in Europe (no change) and down in the UK (14%) including the timing impact of Vehicle Excise Duty introduced in April 2017.

Revenue for the quarter was £5.6 billion, up £244 million. Profit before tax was £595 million, up from £399 million in Q1 2016, including a £437 million one-off credit relating to recent changes designed to improve the sustainability of the Company’s defined benefit pension plans. This was offset by the expected seasonality of sales in Q1 following a strong Q4 of 2016/17, plus the continuation of launch and growth costs.

Dr Ralf Speth, Jaguar Land Rover Chief Executive Officer, said: “The foundation of our journey of sustainable, profitable growth continues to be our investment in products, plants and people as we become a technology-driven company.

We continue to deliver rising volumes and revenues across the business, reflecting strong demand for new models such as the Range Rover Velar and established global award winners such as Jaguar F-PACE.”

Tata Daewoo Commercial Vehicles Co. Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 253 billion (approx. ₹ 1,443 crores) and recorded a net profit of KRW 18 billion (approx. ₹ 103 crores) in the quarter ended June 30, 2017.

The Financial Results for the Quarter ended June 30, 2017, are enclosed.

For further information, please contact

Suresh Rangarajan

Head-Corporate Communications

Tata Motors Limited

Phone: 00 91 22 6665 7289

www.tatamotors.com

News Release – 2	August 9, 2017

Auditors Report (Consolidated)

INDEPENDENT AUDITOR’S REVIEW REPORT

ON REVIEW OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the profit of its joint ventures and associates for the Quarter ended June 30, 2017 (“the Statement”) [which includes two Joint Operations consolidated proportionately with the Parent] being submitted by the Parent pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Parent’s Management and approved by the Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Parent’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	The Statement includes the results of the entities listed in Annexure I.

4.	Based on our review conducted as stated above and based on the consideration of the review reports of the other auditors referred to in paragraph 5 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	We did not review the interim financial information of four subsidiaries included in the consolidated unaudited financial results, whose interim financial information reflect total revenues of Rs.48,563.32 crores for the Quarter ended June 30, 2017, total profit after tax of Rs.4,535.27 crores and total comprehensive income of Rs.10,984.02 crores for the Quarter ended June 30, 2017, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also include the Group’s share of profit after tax of Rs.5.85 crores and total comprehensive income Rs.5.85 crores for the Quarter ended June 30, 2017, as considered in the consolidated unaudited financial results, in respect of one associate, whose interim financial information have not been reviewed by us. These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, is based solely on the reports of the other auditors.

Our report on the Statement is not modified in respect of these matters.

6.	The consolidated unaudited financial results include the interim financial information of twenty-one subsidiaries which have not been reviewed/audited by their auditors, whose interim financial information reflect total revenue of Rs.449.67 crores for the Quarter ended June 30, 2017 and total loss after tax of Rs.57.62 crores and total comprehensive loss of Rs.57.63 crores for the Quarter ended June 30, 2017, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also include the Group’s share of profit after tax of Rs.24.60 crores and total comprehensive income of Rs.24.07 crores for the Quarter ended June 30, 2017, as considered in the consolidated unaudited financial results, in respect of two associates and one joint venture, based on their interim financial information which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial information are not material to the Group.

Our report on the Statement is not modified in respect of our reliance on the interim financial information certified by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P.Shroff

Partner

(Membership No. 34382)

MUMBAI, August 09, 2017

ANNEXURE I TO THE INDEPENDENT AUDITOR’S REVIEW REPORT

(Referred to in paragraph 3 under Independent Auditor’s Review Report of even date)

(A) DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	TAL Manufacturing Solutions Limited

3	Tata Motors European Technical Centre PLC

4	Tata Motors Insurance Broking and Advisory Services Limited

5	TMF Holdings Limited

6	TML Holdings Pte. Limited

7	TML Distribution Company Limited

8	Tata Hispano Motors Carrocera S.A.

9	Tata Hispano Motors Carrocerries Maghreb SA

10	TML Drivelines Limited

11	Trilix S.r.l.

12	Tata Precision Industries Pte. Limited

13	Tata Technologies Limited

14	Tata Marcopolo Motors Limited

(B) INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

15	Tata Daewoo Commercial Vehicle Company Limited

16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

17	Tata Motors (Thailand) Limited

18	Tata Motors (SA) (Proprietary) Limited

19	PT Tata Motors Indonesia

20	PT Tata Motors Distribusi Indonesia

21	TMNL Motor Services Nigeria Limited

22	Jaguar Land Rover Automotive Plc

(ii) Subsidiaries of Jaguar Land Rover Automotive Plc

23	Jaguar Land Rover Limited

24	Jaguar Land Rover Austria GmbH

25	Jaguar Land Rover Japan Limited

26	JLR Nominee Company Limited

27	Jaguar Land Rover Deutschland GmbH

28	Jaguar Land Rover North America LLC

29	Jaguar Land Rover Nederland BV

30	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

31	Jaguar Land Rover Australia Pty Limited

32	Jaguar Land Rover Italia Spa

33	Jaguar Land Rover Korea Company Limited

34	Jaguar Land Rover (China) Investment Co. Limited

35	Jaguar Land Rover Canada ULC

36	Jaguar Land Rover France, SAS

37	Jaguar Land Rover (South Africa) (Pty) Limited

38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

39	Limited Liability Company “Jaguar Land Rover” (Russia)

40	Jaguar Land Rover (South Africa) Holdings Limited

41	Jaguar Land Rover India Limited

42	Jaguar Land Rover Espana SL

43	Jaguar Land Rover Belux NV

44	Jaguar Land Rover Holdings Limited

45	Jaguar Cars South Africa (Pty) Limited

46	The Jaguar Collection Limited

47	Jaguar Cars Limited

48	Land Rover Exports Limited

49	Land Rover Ireland Limited

50	The Daimler Motor Company Limited

51	Daimler Transport Vehicles Limited

52	S.S. Cars Limited

53	The Lanchester Motor Company Limited

54	Shanghai Jaguar Land Rover Automotive Services Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	Jaguar Land Rover Slovakia s.r.o

57	Jaguar Land Rover Singapore Pte. Ltd

58	Jaguar Racing Limited

59	InMotion Ventures Limited

60	InMotion Ventures 1 Limited

61	InMotion Ventures 2 Limited

62	InMotion Ventures 3 Limited

63	Jaguar Land Rover Columbia S.A.S

(iii) Subsidiaries of Tata Technologies Ltd.

64	Tata Technologies Inc.

65	Tata Technologies de Mexico, S.A. de C.V.

66	Tata Technologies Pte Limited

67	Tata Technologies (Thailand) Limited

68	Tata Technologies Europe Limited

69	INCAT International Plc.

70	INCAT GmbH

71	Cambric Limited

72	Tata Technologies SRL Romania

73	Cambric GmbH

74	Cambric UK Limited

75	Midwest Managed Services Inc.

76	Tata Manufacturing Technologies (Shanghai) Limited

77	Escenda Engineering AB

(iv) Subsidiaries of TMF Holdings Ltd.

78	Tata Motors Finance Solutions Limited

79	Tata Motors Finance Limited

(C) ASSOCIATES

1	Jaguar Cars Finance Limited

2	Automobile Corporation of Goa Limited

3	Nita Company Limited

4	Tata Hitachi Construction Machinery Company Private Limited

5	Tata Precision Industries (India) Limited

6	Tata AutoComp Systems Limited

7	Synaptiv Limited

8	Cloud Car Inc

(D) JOINT ARRANGEMENTS
(a) Joint Operations 1. Tata Cummins Private Limited 2. Fiat India Automobiles Private Limited

(b) Joint Ventures

1. Chery Jaguar Land Rover Automotive Company Limited and its subsidiary

2. Spark44 (JV) Limited and its subsidiaries

3. JT Special Vehicles Pvt. Limited

4. TATA HAL Technologies Limited

News Release – 3	August 9, 2017

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2017

						(₹ in crores)
			Quarter ended			Year ended
			June 30,	March 31,	June 30,	March 31,
			2017	2017	2016	2017
Particulars			Unaudited	Audited (Refer note - 5)	Unaudited	Audited
	Income
I	(a)	Income from operations	59,818.22	78,746.61	66,165.89	274,492.12
II	(b)	Other income	154.11	234.16	173.59	754.54
III	Total Income (I + II)		59,972.33	78,980.77	66,339.48	275,246.66
IV	Expenses
	(a)	Cost of materials consumed
		(i) Cost of materials consumed	36,547.43	41,758.02	42,672.83	160,147.12
		(ii) Basis adjustment on hedge accounted derivatives	(299.79)	(269.78)	107.05	(777.57)
	(b)	Purchase of products for sale	3,356.22	3,923.93	3,260.86	13,924.53
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale	(3,028.11)	2,103.05	(6,949.90)	(7,399.92)
	(d)	Excise duty	1,324.85	1,529.42	1,161.15	4,799.61
	(e)	Employee benefits expense	7,115.22	7,027.35	7,467.05	28,332.89
	(f)	Finance costs	1,108.85	1,163.97	1,178.48	4,238.01
	(g)	Foreign exchange (gain)/loss (net)	(631.26)	(45.19)	1,410.90	3,910.10
	(h)	Depreciation and amortisation expense	4,524.56	4,670.24	4,550.82	17,904.99
	(i)	Product development/Engineering expenses	812.44	986.37	871.14	3,413.57
	(j)	Other expenses	12,974.22	14,931.16	12,733.09	55,430.06
	(k)	Amount capitalised	(3,949.09)	(4,044.08)	(4,184.86)	(16,876.96)
	Total expenses (IV)		59,855.54	73,734.46	64,278.61	267,046.43
V	Profit before exceptional items and tax (III - IV)		116.79	5,246.31	2,060.87	8,200.23
VI	Exceptional Items
	(a)	Defined benefit pension plan amendment past service credit (refer note 2)	(3,609.01)	—	—	—
	(b)	Employee separation cost	—	67.20	—	67.61
	(c)	Others	(11.19)	13.61	(490.54)	(1,182.17)
VII	Profit before tax (V - VI)		3,736.99	5,165.50	2,551.41	9,314.79
VIII	Tax expense (net)
	(a)	Current tax	736.58	923.53	644.65	3,137.66
	(b)	Deferred tax	470.86	316.09	75.38	113.57
	Total tax expense (net)		1,207.44	1,239.62	720.03	3,251.23
IX	Profit for the period/year from continuing operations (VII - VIII)		2,529.55	3,925.88	1,831.38	6,063.56
X	Share of profit of joint ventures and associates (net)		670.38	410.55	429.02	1,493.00
XI	Profit for the period (IX + X)		3,199.93	4,336.43	2,260.40	7,556.56
	Attributable to:
	(a)	Shareholders of the Company	3,182.26	4,295.85	2,236.38	7,454.36
	(b)	Non-controlling interests	17.67	40.58	24.02	102.20
XII	Other comprehensive income/(loss)
	(A)	(i) Items that will not be reclassified to profit or loss	269.49	3,359.38	(245.73)	(5,719.91)
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss	(73.03)	(510.80)	22.27	867.35
	(B)	(i) Items that will be reclassified to profit or loss	9,758.49	(518.19)	(17,679.56)	(25,548.94)
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss	(1,470.46)	(459.93)	2,864.86	2,906.93
	Total other comprehensive income/(loss)		8,484.49	1,870.46	(15,038.16)	(27,494.57)

							(₹ in crores)
			Quarter ended				Year ended
			June 30,		March 31,	June 30,	March 31,
			2017		2017	2016	2017
Particulars			Unaudited		Audited (Refer note - 5)	Unaudited	Audited
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)			11,684.42	6,206.89	(12,777.76)	(19,938.01)
	Attributable to:
	(a)	Shareholders of the Company		11,666.70	6,180.87	(12,799.03)	(20,005.94)
	(b)	Non-controlling interests		17.72	26.02	21.27	67.93
XIV	Paid-up equity share capital (face value of ₹ 2 each)			679.22	679.22	679.18	679.22
XV	Reserves excluding revaluation reserves						57,359.80
XVI	Earnings per share (EPS)
	A.	Ordinary shares (face value of ₹ 2 each)
	(a)	Basic EPS	₹	9.36	12.64	6.57	21.94
	(b)	Diluted EPS	₹	9.35	12.63	6.57	21.93
	B.	‘A’ Ordinary shares (face value of ₹ 2 each)
	(a)	Basic EPS	₹	9.46	12.74	6.67	22.04
	(b)	Diluted EPS	₹	9.45	12.73	6.67	22.03
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

					(₹ in crores)
		Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2017	2017	2016	2017
Particulars		Unaudited	Audited (Refer note -5)	Unaudited	Audited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	12,386.15	16,732.22	13,385.45	56,448.78
	- Jaguar and Land Rover	47,044.48	61,591.65	52,395.15	216,388.82
	Less: Intra segment eliminations	(40.88)	(91.78)	(19.72)	(145.19)

	-Total	59,389.75	78,232.09	65,760.88	272,692.41
II.	Others	728.63	876.78	748.53	3,184.06

	Total Segment Revenue	60,118.38	79,108.87	66,509.41	275,876.47
	Less: Inter segment revenue	(300.16)	(362.26)	(343.52)	(1,384.35)

	Net income from Operations	59,818.22	78,746.61	66,165.89	274,492.12

B.	Segment results before other income, finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(362.66)	109.73	565.36	207.05
	- Jaguar and Land Rover	770.85	5,931.30	3,858.70	15,117.07
	Less: Intra segment eliminations	—	—	—	—

	-Total	408.19	6,041.03	4,424.06	15,324.12
II.	Others	65.97	169.61	92.36	471.90

	Total Segment results	474.16	6,210.64	4,516.42	15,796.02
	Less: Inter segment eliminations	(33.89)	(79.71)	(39.76)	(202.22)

	Net Segment results	440.27	6,130.93	4,476.66	15,593.80
	Add/(Less) : Other income	154.11	234.16	173.59	754.54
	Add/(Less) : Finance costs	(1,108.85)	(1,163.97)	(1,178.48)	(4,238.01)
	Add/(Less) : Foreign exchange gain/(loss) (net)	631.26	45.19	(1,410.90)	(3,910.10)
	Add/(Less) : Exceptional items	3,620.20	(80.81)	490.54	1,114.56

	Total Profit before tax	3,736.99	5,165.50	2,551.41	9,314.79

				(₹ in crores)
		As at June 30,	As at June 30,	As at March 31,
		2017	2016	2017
C.	Segment Assets	Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	66,121.69	63,474.09	64,890.05
	- Jaguar and Land Rover	162,998.23	159,975.97	154,654.50
	Less: Intra segment eliminations	—	(20.82)	—

	-Total	229,119.92	223,429.24	219,544.55
II.	(a) Others	475.44	2,025.55	2,205.13
	(b) Assets classified as held for sale	1,975.15	—	—

	Total Segment Assets	231,570.51	225,454.79	221,749.68
	Less: Inter segment eliminations	(958.36)	(947.83)	(1,023.72)

	Net Segment Assets	230,612.15	224,506.96	220,725.96
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof	384.78	380.71	377.31
	- Jaguar and Land Rover	4,672.00	3,611.48	3,835.72
	- Others	414.90	150.58	392.98
	Add : Unallocable assets	40,327.55	36,904.16	48,422.39

	Total Assets	276,411.38	265,553.89	273,754.36

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	16,576.83	13,555.18	17,548.81
	- Jaguar and Land Rover	85,448.19	82,254.22	89,478.99
	Less: Intra segment eliminations	—	(20.82)	—

	-Total	102,025.02	95,788.58	107,027.80
II.	(a) Others	319.18	636.28	747.75
	(b) Liabilities classified as held for sale	720.41	—	—

	Total Segment Liabilities	103,064.61	96,424.86	107,775.55
	Less: Inter segment eliminations	(219.12)	(267.13)	(250.44)

	Net Segment Liabilities	102,845.49	96,157.73	107,525.11
	Add : Unallocable liabilities	103,669.42	103,582.18	107,714.19

	Total Liabilities	206,514.91	199,739.91	215,239.30

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on August 7, 2017 and approved by the Board of Directors at its meeting held on August 9, 2017.

2)	The exceptional credit of ₹ 3,609.01 crores (£437.40 million) for the period ended June 30, 2017, relates to the amendment of the Defined Benefit scheme of Jaguar Land Rover Automotive Plc. On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, the past service credit has been recognised in quarter ended June 30, 2017.

3)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/(loss) due to continued increase in hedging activity and volatility in foreign exchange rates. Accordingly, it was considered to present foreign exchange gain/(loss) relating to hedges with underlying hedged items. Foreign exchange gain/(loss) unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures of quarter ended June 30, 2016, have been regrouped accordingly. There is no impact upon the reported profit/(loss).

4)	During the quarter ended June 30, 2017, the Company entered into an agreement to sell 30.44% (including investment held by an indirect subsidiary) ownership interest in its subsidiary Tata Technologies Limited (“TTL”). The sale is pending regulatory approvals and when consummated will result in a loss of control and TTL will become an “equity method investee”.

5)	Figures for the quarter ended March 31, 2017 represents the difference between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2016, which were subject to limited review.

6)	The Statutory Auditors have carried out a limited review of the Consolidated financial results for the period ended June 30, 2017.

Tata Motors Limited

Guenter Butschek
Mumbai, August 9, 2017	CEO & Managing Director

News Release – 4	August 9, 2017

Auditors Report (Stand Alone)

INDEPENDENT AUDITOR’S REPORT

ON AUDIT OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”), which includes two Joint Operations consolidated on a proportionate basis, for the Quarter ended June 30, 2017 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim standalone financial statements which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim standalone financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

b.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the net loss and Total comprehensive loss and other financial information of the Company for the Quarter ended June 30, 2017.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P. SHROFF

Partner

(Membership No.34382)

Mumbai, August 09, 2017

News Release – 5	August 9, 2017

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER

ENDED JUNE 30, 2017

			Quarter ended				Year ended
Particulars			June 30,		March 31,	June 30,	March 31,
			2017		2017	2016	2017
I.	Income from operations			10,375.32	15,092.44	11,434.91	49,100.41
II.	Other Income			639.93	114.32	624.55	978.84
III.	Total Income (I+II)			11,015.25	15,206.76	12,059.46	50,079.25
IV.	Expenses
	(a)	Cost of materials consumed		6,050.71	7,662.64	6,783.85	27,654.40
	(b)	Purchases of products for sale		851.40	1,109.10	938.83	3,945.97
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(481.90)	789.10	(836.16)	(251.43)
	(d)	Excise duty		1,280.98	1,505.75	1,145.19	4,736.41
	(e)	Employee benefits expense		888.57	932.53	898.94	3,558.52
	(f)	Finance costs		367.83	454.52	349.13	1,590.15
	(g)	Foreign exchange (gain)/loss (net)		(7.95)	(255.27)	78.82	(252.45)
	(h)	Depreciation and amortisation expense		674.78	809.62	712.24	2,969.39
	(i)	Product development/Engineering expenses		75.24	191.47	116.17	454.48
	(j)	Other expenses		1,991.32	2,768.54	2,081.35	8,697.42
	(k)	Amount capitalised		(208.88)	(231.43)	(246.77)	(941.55)
	Total expenses (IV)			11,482.10	15,736.57	12,021.59	52,161.31
V.	Profit/(loss) before exceptional items and tax (III-IV)			(466.85)	(529.81)	37.87	(2,082.06)
VI.	Exceptional Items
	(a)	Provision for impairment of investment in a subsidiary		—	73.17	—	123.17
	(b)	Employee separation cost		—	67.20	—	67.61
	(c)	Others		—	147.93	—	147.93
VII.	Profit/(loss) before tax (V-VI)			(466.85)	(818.11)	37.87	(2,420.77)
VIII.	Tax expense/(credit) (net)
	(a)	Current tax		6.65	19.01	1.77	44.52
	(b)	Deferred tax		(6.45)	(8.08)	10.35	14.70
	Total tax expense			0.20	10.93	12.12	59.22
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)			(467.05)	(829.04)	25.75	(2,479.99)
X.	Other comprehensive income/(loss):
	(A)	(i) Items that will not be reclassified to profit or loss		33.11	92.81	2.68	84.02
		(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(1.76)	(17.67)	(0.55)	(3.79)
	(B)	(i) Items that will be reclassified to profit or loss		(19.32)	6.36	(5.64)	23.32
		(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		6.68	(2.20)	1.96	(8.07)
	Total other comprehensive income/(loss)			18.71	79.30	(1.55)	95.48
XI.	Total comprehensive income/(loss) for the period (IX+X)			(448.34)	(749.74)	24.20	(2,384.51)
XII.	Paid-up equity share capital (face value of ₹ 2 each)			679.22	679.22	679.18	679.22
XIII.	Reserves excluding revaluation reserve						20,129.93
XIV.	Earnings per share (EPS)
	(a)	Ordinary shares (face value of ₹ 2 each)
		(i) Basic EPS	₹	(1.38)	(2.44)	0.06	(7.30)
		(ii) Diluted EPS	₹	(1.38)	(2.44)	0.06	(7.30)
	(b)	‘A’ Ordinary shares (face value of ₹ 2 each)
		(i) Basic EPS	₹	(1.38)	(2.44)	0.16	(7.30)
		(ii) Diluted EPS	₹	(1.38)	(2.44)	0.16	(7.30)

			Not annualised

Notes:

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on August 7, 2017 and approved by the Board of Directors at its meeting held on August 9, 2017.
2)	Other income for the quarter ended June 30, 2017, includes dividend from subsidiaries of ₹ 557.35 crores (₹ 568.24 crores for the quarter ended June 30, 2016).
3)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind AS 108 on Operating Segments Reporting are considered to constitute one reporting segment.
4)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

					(₹ in crores)
Particulars		Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2017	2017	2016	2017
1	Income from operations	10,125.08	14,802.48	11,266.73	48,319.90
2	Profit/(loss) before tax	(506.91)	(929.24)	17.08	(2,619.28)
3	Profit/(loss) after tax	(514.27)	(896.00)	15.27	(2,597.62)

5)	During the quarter ended June 30, 2017, the Company entered into an agreement to sell 28.6% ownership interest in its subsidiary Tata Technologies Limited (“TTL”). The sale is subject to receipt of certain regulatory approvals. Accordingly, the investment value of 28.6% shareholding in TTL has been classified as held for sale.
6)	The Board of Directors have approved a scheme of arrangement for merger of TML Drivelines Ltd (a wholly owned subsidiary) with the Company, effective April 1, 2017. Petitions for admissions of the scheme of arrangement for merger have been filed with the National Company Law Tribunal. Pending the required approvals, the effect of the scheme has not been given in the financial results.
7)	Figures for the quarter ended March 31, 2017 represent the difference between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2016.
8)	The Statutory Auditors have carried out an audit of the above results for the quarter ended June 30, 2017 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, August 9, 2017	CEO and Managing Director

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.